Exhibit (h)(8)

MATTHEWS INTERNATIONAL CAPITAL MANAGEMENT, LLC

Four Embarcadero Center, Suite 550

San Francisco, California 94111

April 28, 2023

Matthews International Funds, d/b/a Matthews Asia Funds

Four Embarcadero Center, Suite 550

San Francisco, California 94111

Re:	Waiver of ETF Management Fee

Ladies and Gentlemen:

This letter agreement (this “Agreement”), effective as of April 28, 2023, is entered into by and between Matthews International Funds, d/b/a Matthews Asia Funds, a Delaware statutory trust (the “Trust”), on behalf of each specific series characterized as an active exchange traded fund that is listed on Exhibit A hereto, as may be amended from time to time (each such series, a “Matthews ETF”), and Matthews International Capital Management, LLC (“Matthews”), a Delaware limited liability company and the investment adviser to each Matthews ETF.

This Agreement is intended to memorialize a waiver by Matthews of certain fees otherwise payable to Matthews with respect to each Matthews ETF under that certain Investment Management Agreement, dated June 30, 2022, as amended from time to time (the “Management Agreement”), by and between the Trust and Matthews.

The Trust and Matthews (each, a “Party,” and together, the “Parties”) agree as follows:

1.

Matthews agrees to waive the portion of the fee payable under the Management Agreement with respect to each Matthews ETF (the “Management Fee”) equal to the number of basis points by which the lowest annual total expense ratio for any class of shares of any series of the Trust, which class and series are in operation on the effective date of this letter (each, a “Mutual Fund”), listed on Part I of Appendix A (also known as “Appendix A-1 Funds”) of the Investment Advisory Agreement, dated as of February 1, 2016, as amended, between the Trust and Matthews is less than the corresponding fee rate specified on Appendix B of the Management Agreement for that Matthews ETF (the “Threshold Fee Rate”). For purposes of this Agreement, the total expense ratio of a Mutual Fund’s share class shall be the total annualized operating expenses, net of all waivers and reimbursements, estimated as of each quarter end in good faith by the officers of the Trust using unaudited financial information. If there occurs an abnormal quarterly accrual that is not expected to be indicative of the full financial year (e.g., caused by extreme rising assets or a temporary under accrual) then a longer period (not exceeding one year) may be used to estimate the annualized operating expenses for this purpose.

2.

Any reduction of the Management Fee pursuant to paragraph 1 above shall be effective with respect to each Matthews ETF beginning on the later of (a) the corresponding effective date specified on Exhibit A and (b) one month after the end of the calendar quarter specified in paragraph 1, but shall not be effective retroactively. The reduction pursuant to paragraph 1 shall continue for so long as, and to the extent that, the total annualized expense ratio of the lowest cost class of the applicable Mutual Fund remains below the corresponding Threshold Fee Rate for the applicable Matthews ETF, determined in good faith by the officers of the Trust on a quarter-end basis using unaudited financial information.

3.	Any amount waived by Matthews pursuant to this Agreement may not be recouped by Matthews.

4.

This Agreement may be terminated at any time (i) by the Trust upon approval of the Board and a majority of the disinterested Trustees upon sixty (60) days’ prior written notice to Matthews. This Agreement shall terminate automatically with respect to a Matthews ETF upon the termination of the Management Agreement with respect to that Matthews ETF.

5.

This Agreement may be amended, modified, supplemented or restated only by a written instrument executed by each of the Parties. The terms of this Agreement may be waived only by a written instrument executed by the Party waiving compliance.

6.

This Agreement constitutes a valid and binding obligation of each Party and is enforceable against each Party in accordance with its terms. Each Party has all requisite power, authority and capacity to execute, deliver and comply with the terms of this Agreement, and such execution, delivery and compliance does not conflict with, or constitute a default under, any instruments governing such Party, any law, regulation or order applicable to it, or any agreement to which it is a party or by which it may be bound.

7.

Except as otherwise specified herein, the Management Agreement, and all covenants, agreements, terms and conditions thereof, shall continue in full force and effect, subject to the terms and provisions thereof and hereof. To the extent there is any conflict between the terms of the Management Agreement and this Agreement, the terms of this Agreement shall control.

8.

This Agreement and the rights and obligations of the Parties hereunder shall be governed by and construed and enforced in accordance with the laws of the State of California, without giving effect to any principles regarding choice of laws or conflict of laws.

9.	This Agreement may be executed in one or more counterparts, each of which shall constitute an original and all of which when taken together shall constitute one and the same instrument.

[Signature Page Follows]

If the above correctly reflects our understanding and agreement with respect to the foregoing matters, please so confirm by signing the enclosed copy of this Agreement.

Very truly yours, MATTHEWS INTERNATIONAL CAPITAL MANAGEMENT, LLC

By:	/s/ James Cooper Abbott
Name:	James Cooper Abbott
Title:	Chief Executive Officer

ACCEPTED AND AGREED: MATTHEWS INTERNATIONAL FUNDS

By:	/s/ John P. McGowan
Name:	John P. McGowan
Title:	Vice President and Secretary

Exhibit A

Matthews ETF	Effective Date
Matthews Korea Active ETF	April 28, 2023